LGI HOMES, INC.

1450 Lake Robbins Drive, Suite 430

The Woodlands, TX 77380

November 4, 2013

U.S. Securities and Exchange Commission	Via EDGAR & Facsimile

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Leland Benton

Re:	Request for Acceleration of Effectiveness of Registration Statement on Form S-1
(File No. 333-190853) of LGI Homes, Inc.

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, LGI Homes, Inc. (the “Company”) hereby requests that the effectiveness of the above-captioned Registration Statement be accelerated to 1:00 p.m. Eastern Time on November 6, 2013, or as soon thereafter as practicable. By separate letter, the underwriters of the issuance of the securities being registered have joined in this request for acceleration.

The Company confirms that in response to comment 1 contained in the letter dated October 31, 2013 from the staff of the Securities and Exchange Commission (the “Commission”) to the Company, the Company will include additional disclosure in the Company’s final prospectus to be filed with the Commission, as discussed in the Company’s letter to the Commission dated November 1, 2013.

In connection with the foregoing request, the Company acknowledges that: (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Upon grant of our request to accelerate effectiveness, we would appreciate your communicating to Norman R. Miller at (713) 650-2652, confirmation of the exact time at which the Registration Statement was declared effective. Thank you for your assistance in this matter.

Very truly yours,

LGI HOMES, INC.

By:	/s/ Eric T. Lipar
Eric T. Lipar
Chief Executive Officer

cc:	Norman Miller (Winstead PC)
Warren A. Hoffman (Winstead PC)
Timothy S. Taylor (Baker Botts LLP)